Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by John Saw, Chief Technology Officer of Sprint, on Twitter:

Tweet: We can build a much bigger 5G network, faster with #5GForAll bit.ly/2MeZJFV [investor info: sprint.co/2IfYOTp ]

https://www.fiercewireless.com/wireless/sprint-cto-together-we-can-build-much-bigger-5g-network:

Sprint CTO: Together we can build much bigger 5G network

by Monica Alleven - Jun 21, 2018 1:22pm

Sprint’s Massive MIMO radio units are part of its path to 5G. (Sprint)

Sprint is not slowing investment in its network while its proposed merger with T-Mobile gets reviewed, but it will be able to offer a much more compelling 5G service if it is allowed to combine the two, according to Sprint CTO John Saw.

Speaking at the Wells Fargo 5G Forum in New York City on Thursday, Saw noted that things are improving for Sprint network-wise, indicative in things like third-party reports that compare download speeds.

His tone was decidedly more upbeat than the voice in the Public Interest Statement that makes it sound like Sprint is in deeply dire straights if it doesn’t merge with T-Mobile. But he made clear the two will be better combined as one. “I think together we can build a much bigger 5G footprint, with much higher capacity, at a faster rate,” he said.

What Sprint brings to the table is its 2.5 GHz spectrum, most of which is unused. “The race to 5G is all about finding available spectrum that is not encumbered by LTE. For Sprint, it’s going to be 2.5 GHz,” he said. T-Mobile brings its swath of 600 MHz spectrum that will be used for 5G. “If you put together the two, you can really build a nationwide 5G network,” he said, with a window of opportunity to do it now—faster, with a bigger footprint.

5G is all about driving densification in coverage, and combining the spectrum assets of the two will enable them to densify a lot faster. “Now’s the time to do it,” before they put a bunch of money into their own individual 5G builds.

But until the deal is approved and done, the two companies need to operate as separate individual entities, and merger or no merger, “we are still going ahead and improving our network,” he said. A lot of it will be foundational for 5G, and that will include Massive MIMO, one of the things Sprint is testing and deploying as a bridge to 5G.

“We’re not slowing down our investment,” he said, echoing what Sprint President and CEO Michel Combes said previously. “Merger or no merger, we are still going ahead and improving our network.”

Case in point is Massive MIMO. “A lot of our investment is focused on making sure that we densify our network and we add Massive MIMO” where it’s needed for capacity and for 5G eventually. Sprint has been making adjustments to optimize how much Massive MIMO it deploys and which towers get it, but he reiterated that it doesn’t add a lot of weight to the towers because they’re replacing three components—antenna, remote radio head and a lot of coax—with a one-box solution.

It’s also notable that Sprint is the only North American carrier with TDD spectrum for LTE. Others use FDD, which means transmitting and receiving on different bands. With TDD, the transmit and receive are done in the same band, and with a system like Sprint’s, it works for all phones, including ones already in the market. If Band 41 is supported in the phone, the consumer can get the benefits of Massive MIMO, he said.

Asked about his thoughts on fixed wireless, Saw said Sprint could launch fixed wireless today; Saw’s previous employer, Clearwire, was doing just that. But today, for standalone Sprint, the economics for mobile are much better in 5G. If the merger is approved, they will have a fairly big 5G footprint, including the rural markets, and that’s where the fixed wireless story becomes compelling, according to Saw. “This is a space the new company can disrupt,” with a bigger 5G footprint and the ability to offer competition to these households.

With the 28 GHz millimeter wave auction coming up in November, Saw said that type of spectrum is certainly complementary to what Sprint has; it can be used as an overlay on 2.5 GHz where it needs a lot more capacity. “We would be very open” to look at opportunities to acquire some of that spectrum if the economics make sense.

He also provided a little bit of insight in how the two network teams are approaching things. In working with T-Mobile CTO Neville Ray’s team, “it’s amazing how aligned we are in terms of seeing ahead and what we need to do for 5G,” together, he said. “I think there’s a lot of alignment between the two teams.”

The following communications were made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: You know it @9to5mac! Supercharged @Sprint+@TMobile will challenge the competition with #5GForAll and better choices at lower prices for consumers. We will keep disrupting! Look out @Verizon @ATT! [investor info: sprint.co/2KdcfZ9 ]

https://9to5mac.com/2018/06/19/t-mobile-sprint-file-merger-plans-fcc/:

T-Mobile and Sprint officially file merger plans with FCC, claim will ‘leapfrog’ Verizon & AT&T and cut costs for consumers

Michael Potuck - Jun. 19th 2018 8:32 am PT @michaelpotuck

Last week news spread that T-Mobile and Sprint could officially file for their planned merger as early as this week. Today, the companies have delivered a public information statement to the FCC that shares why they think the deal will be good for consumers, innovation, and more.

T-Mobile CEO, John Legere shared the news on Twitter along with a new website dedicated to detailing and promoting the merger.

Here are goals of the “New T-Mobile”:

•	Build a world-class nationwide 5G network – leapfrogging Verizon and AT&T. With a nearly $40B investment to combine the complementary spectrum, sites, and assets of T-Mobile and Sprint, New T-Mobile will deliver a robust, nationwide world-class 5G network and services more quickly than either company on a standalone basis.

•	Ensure American Consumers Will Pay Less and Get More. As New T-Mobile expands its capacity, the other guys will have to compete… and all consumers will win – to the tune of up to a 55% decrease in price per GB and as much as a 120% increase in cellular data supply, according to third-party analysis in the PIS.

•	Allow Millions of Americans to “cut the cord”. New T-Mobile’s robust, nationwide 5G network will eliminate the speed and capacity differential between mobile and in-home wired broadband for many Americans accelerating the trend of cord cutting as consumers use mobile as their only access to the internet.

•	Bring Rural Americans Better Service. We’ll bring increased broadband coverage to rural Americans, along with improved signal quality and increased network capacity. And we’ll offer Un-carrier service at 600 or more new stores and up to five call centers located to serve rural areas and small towns.

•	New Choices for Video and Enterprise Customers. New T-Mobile will have the scale, spectrum, and financial strength to disrupt the enterprise segment while also bringing products and services that will bring much-needed competition, innovation, and consumer choice to these areas

•	Create Thousands of Additional American Jobs. The merger will create more jobs at New T-Mobile from day one and going forward than T-Mobile and Sprint would have on their own.

You can read the official FCC filing here, and learn more about the carriers’ plans on its new website here.

What are your thoughts on this merger? Do you think the two companies can deliver on its goals if the deal goes through? Let us know in the comments below!

Tweet: BIG week in #DC! Looking forward to testifying on Wednesday before the U.S. Senate Judiciary subcommittee to share all the benefits a combined @Sprint & @TMobile could bring, including true nationwide mobile #5GForAll! [investor info: sprint.co/2Km3lIS ]

Tweet: Our message is clear - combining @Sprint and @TMobile will lead to better wireless service, more competition AND weakening the iron grip @ATT and @Verizon have on our industry! [investor info: sprint.co/2KjjKhm ]

Tweet: Can’t say it enough - the wireless industry has changed. Not just 4 players anymore. New & big competitors for @Sprint @TMobile. Combined company = disruption + #5GForAll + better choices for consumers [investor info: sprint.co/2IqN40c ]

https://www.bloomberg.com/news/articles/2018-06-19/t-mobile-says-big-fast-network-a-reason-to-approve-sprint-deal:

T-Mobile Says Big Fast Network a Reason to Approve Sprint Deal

By Todd Shields

June 19, 2018, 11:00 AM EDT

T-Mobile US Inc. and Sprint Corp. asked regulators to approve their merger, saying consumers will benefit from a faster network even as the $26.5 billion deal removes a competitor from the U.S. wireless market.

An enlarged T-Mobile can quickly build a next-generation — so-called 5G — network giving more people access to speedy broadband, the companies said in a document filed with the Federal Communications Commission on Monday. The application heralds months of scrutiny by competition and antitrust authorities.

T-Mobile, the fastest-growing of the four major U.S. wireless companies thanks to low prices and features such as free video, needs approval from the FCC and Justice Department. The combination of T-Mobile and smaller Sprint would have about 71 million wireless subscribers, compared with 77 million for AT&T Inc. and 111 million for Verizon Communications Inc., according to data compiled by Bloomberg.

The merging companies have said that together they’d have strength to take on leaders Verizon and AT&T.

The promise of 5G may not be enough to carry the deal before regulators concerned that competition could be reduced by combining two of the top four mobile providers. Doubts have helped send shares of both T-Mobile and Sprint down since the deal was announced April 29.

Regulators discouraged an earlier dalliance between T-Mobile and Sprint, and in 2011 blocked larger AT&T’s attempt to buy T-Mobile, saying it was important to keep four competitors in the market.

Since then there’s been a change from Democratic to Republican leadership under President Donald Trump. The companies are betting they can persuade the new regulators, who include an antitrust chief who tried unsuccessfully tried to block AT&T’s purchase of WarnerMedia.

T-Mobile, based in Bellevue, Washington, faces a June 27 hearing before the U.S. Senate’s antitrust panel which could shed light on the degree of political opposition to the deal for Sprint, based in Overland Park, Kansas.

Tweet: A merged @Sprint & @TMobile will be laser focused on better connectivity at lower prices. Plan is #5Gforall to BEAT @Verizon @ATT - not mimic. [investor info: sprint.co/2Kh4S37 ]

https://www.multichannel.com/news/t-mobile-sprint-file-with-fcc:

T-Mobile, Sprint File With FCC

Companies say merger will bring jobs, competition, 5G

JOHN EGGERTON - JUN 19, 2018

T-Mobile and Sprint have filed with the FCC for approval of their proposed merger, and promised in their public interest statement that the deal would create more jobs, more choice in video and business service, and world-class 5G service, while lowering consumer prices and helping close the rural high-speed divide.

They said the goal is to beat AT&T and Verizon, not emulate them.

That is according to a copy of the redacted merger application and public interest statement from the two companies.

They pointed to Verizon and AT&T getting into other businesses, saying that is not their strategy.

“Verizon and AT&T are investing in a wide array of businesses in recognition of a converging broadband market, and therefore their interests and resources are spread across a lot of areas,” T-Mobile and Sprint told the FCC. AT&T has just closed on its deal to acquire Time Warner and its programming assets, for example.

“New T-Mobile will be laser-focused on improved broadband connectivity at a lower price,” the companies said. “This means New T-Mobile will not be coordinating with AT&T, Verizon or other large players to increase prices or restrict the amount of data delivered per dollar.”

The deal will be a merger of Sprint into T-Mobile as an indirect subsidiary of T-Mobile and a direct subsidiary of T-Mobile USA, which is itself a subsidiary of T-Mobile. John Legere, CEO of T-Mobile will be CEO of the combined company, with T-Mobile president Mike Sievert serving as president and COO of the combined company.

“This proposed merger is necessary to accomplish a goal critical to enhancing consumer welfare in this country,” the companies told the commission; that goal is “the rapid and widespread deployment of 5G networks in a market structure that spurs rivals to invest in a huge increase in capacity, and, correspondingly, to drop tremendously the price of data per gigabyte. New T-Mobile will be able to leverage a unique combination of complementary assets to unlock massive synergies in order to build a world-leading nationwide 5G network that will deliver unprecedented services to consumers, increasingly disrupt the wireless industry, and ensure U.S. leadership in the race to 5G.”

“I’m sure the FCC will give the proposed T-Mobile/Sprint merger careful consideration. But it shouldn’t begin with any preconceived notions about market power and market definition. In a rapidly changing and technologically dynamic marketplace, there simply is no place for simplistic catechisms like ‘no 4 to 3 merger’ that purport to dictate the outcome of the market power analysis,” said Free State Foundation President Randolph May. “The FCC’s indeterminate ‘public interest’ standard, by definition, is an invitation for abuse as special pleaders of one sort or another seek to deny, slow down, or condition the merger to advance their own particular interests. It’s hard to blame the special pleaders for trying to use the process for their own ends. But the FCC — especially this reform-minded FCC — should not aid and abet this age-old phenomenon.”

The companies listed the following public-interest benefits of the deal (an FCC review goes beyond antitrust and competitive harm issues to look at public-interest issues as well).

The companies say the combination would:

1.	“Build a world-class nationwide 5G network – leapfrogging Verizon and AT&T. With a nearly $40B investment to combine the complementary spectrum, sites, and assets of T-Mobile and Sprint, New T-Mobile will deliver a robust, nationwide world-class 5G network and services more quickly than either company on a standalone basis.

2.	“Ensure American consumers will pay less and get more. As New T-Mobile expands its capacity, the other guys will have to compete… and all consumers will win – to the tune of up to a 55% decrease in price per GB and as much as a 120% increase in cellular data supply, according to third-party analysis in the PIS.

3.	“Allow millions of Americans to ‘cut the cord.’ New T-Mobile’s robust, nationwide 5G network will eliminate the speed and capacity differential between mobile and in-home wired broadband for many Americans, accelerating the trend of cord-cutting as consumers use mobile as their only access to the internet.

4.	“Bring rural Americans better service. We’ll bring increased broadband coverage to rural Americans, along with improved signal quality and increased network capacity. And we’ll offer ‘Un-carrier’ service at 600 or more new stores and up to five call centers located to serve rural areas and small towns.

5.	“[Provide] new choices for video and enterprise [business] customers. New T-Mobile will have the scale, spectrum and financial strength to disrupt the enterprise segment while also bringing products and services that will bring much-needed competition, innovation and consumer choice to these areas.

6.	“Create thousands of additional American jobs. The merger will create more jobs at New T-Mobile from day one and going forward than T-Mobile and Sprint would have on their own.”

The FCC is currently reviewing the application and public interest statements for the merger for completeness, according to an FCC spokesperson, which is why the shot clock had yet to start on the deal at press time Tuesday afternoon. The applications and statement were filed Monday (June 18) and posted on the FCC’s web site Tuesday. The FCC will signal it is reviewing the terms of the deal when it puts it out for public comment—there is already an open docket ready to receive them—after which the FCC will start the informal 180-day shot clock on the deal. Currently, the FCC is looking to make sure the application is complete.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.